Mail Stop 7010


November 2, 2005


Via U.S. mail and facsimile

Mr. Robert K. Kretzman, Esq.
Revlon Consumer Products Corporation
237 Park Avenue
New York, NY 10017


Re: 	Revlon Consumer Products Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed October 19, 2005
File No. 333-128217


Dear Mr. Kretzman:

      We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We read the response to comment 2 of our letter dated October
6,
2005. Please relocate the sections set forth on page ii of your prospectus to more appropriate locations in your prospectus. The forepart of your prospectus should consist of only the cover page and the summary and risk factors sections.

Risk Factors, page 17

Our substantial indebtedness and our history of net losses..., page
17

2. We note the disclosure in the fourth sentence of the first paragraph of this risk factor. Please quantify the effect of interest rate changes on your debt service requirements. For example, what would be the effect of a 1% increase in your interest rates?
Selected Historical and Unaudited Pro Forma Financial Data, page
42

3. We note your response to comment 11 from our letter dated
October
6, 2005. It appears from footnote (e) that your calculation of the loss on early extinguishment of debt properly considers the net carrying amount of the extinguished debt, including any unamortized debt issuance costs. We assume that the extinguishment date reflected in your pro forma financial data would result in a higher balance of unamortized debt issuance costs at the pro forma date of extinguishment, when compared to your historical results, which would result in a lower net carrying value for the debt and a lower loss on early extinguishment of the debt. Please help us to understand why your pro forma financial data does not appear to indicate that the loss on early extinguishment of debt has changed when compared to your historical results.

Business, page 80

Patents, Trademarks and Proprietary Technology, page 86

4. Please disclose whether the expiration or termination of your rights with respect to any patent or trademark or multiple patents or trademarks may occur over the next several years and whether such expiration or termination, individually or in the aggregate, may adversely affect your business.

Exhibit 25.1

5. We read your response to comment 29 of our letter dated October
6,
2005 and reissue the comment.  In this regard, we note that
Exhibit 3
does not appear to have been filed as an exhibit to the referenced registration statement; rather it appears to be incorporated by reference.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jennifer Thompson, Staff Accountant, at
(202)
551-3737 or, in her absence, John Cash, Accounting Branch Chief, at
(202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Ms. Stacy J. Kanter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
??

??

??

??

Mr. Robert K. Kretzman, Esq.
Revlon Consumer Products Corporation
November 2, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE